Exhibit 1.1

AMENDMENT TO UNDERWRITING AGREEMENT, DATED AS OF DECEMBER 20, 2021

This Second Amendment to the Underwriting Agreement (this “Amendment”), dated as of December 22, 2022, is entered into by and between Sagaliam Acquisition Corp., a Delaware corporation (the “Company”) and EF Hutton, Division of Benchmark Investments, LLC (the “Representative”), as representative of the several underwriters named on Schedule A thereto (the “Underwriter,” together with the Company, the “Parties” and individually, a “Party”).

Reference is made to that certain Underwriting Agreement, dated as of December 20, 2021 (the “Underwriting Agreement”), by and between the Company and the Underwriter. All capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Underwriting Agreement.

The Underwriter has agreed to reduce the amount of the Deferred Underwriting Commission payable to the Underwriters under the Underwriting Agreement from $4,025,000 in cash to $3,025,000 in cash.

1. Section 1.3 of the Underwriting Agreement shall be amended and replaced in its entirety as follows:

“Deferred Underwriting Commission. The Underwriters agree that 2.5% of the gross proceeds from the sale of the Firm Units ($2,500,000) and the Option Units (up to $525,000), if any (collectively, the “Deferred Underwriting Commission”), will be deposited and held in the Trust Account and payable directly from the Trust Account, without accrued interest, to the Underwriters for their own accounts upon consummation of the Company’s initial Business Combination. In the event that the Company is unable to consummate a Business Combination and CST, as the trustee of the Trust Account (in this context, the “Trustee”), commences liquidation of the Trust Account as provided in the Trust Agreement, the Underwriters agree that: (i) they shall forfeit any rights or claims to the Deferred Underwriting Commission; and (ii) the Deferred Underwriting Commission, together with all other amounts on deposit in the Trust Account, shall be distributed on a pro-rata basis among the Public Stockholders.”

2. Entire Agreement. The Underwriting Agreement, as amended by this Amendment, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

3. Ratification. Except as amended hereby, the terms and provisions of the Underwriting Agreement shall remain unchanged and in full force and effect. In the event of any conflict between the terms of the Underwriting Agreement and the terms of this Amendment, the terms of this Amendment shall govern and control.

4. Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each Party of an executed counterpart or the earlier delivery to each Party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other Parties.

5. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amendment as of the day and year first above written.

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

SAGALIAM ACQUISITION CORP.

By:	/s/ Barry Kostiner
Name:	Barry Kostiner
Title:	Chief Executive Officer

[Signature page to Amendment to Underwriting Agreement]

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